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                                  EXHIBIT 2.2

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                                   AGREEMENT


              THIS AGREEMENT ("Agreement") made as of this 12th day of December, 1997 by and among EVI, INC., a Delaware corporation ("EVI"), TOTAL LOGISTIC CONTROL, LLC, a Delaware limited liability company ("TLC"), CHRISTIANA COMPANIES, INC., a Wisconsin corporation ("Christiana") and C2, INC., a Wisconsin corporation ("C2").


                             W I T N E S S E T H :

              WHEREAS, EVI, Christiana Acquisition, Inc., a Wisconsin corporation ("Sub"), Christiana and C2 have entered into an Agreement and Plan of Merger dated December 12, 1997 (the "Merger Agreement") pursuant to which Sub, a wholly owned subsidiary of EVI, will merge with and into Christiana and thereby Christiana will become a wholly owned subsidiary of EVI (the "Merger")

              WHEREAS, as a condition to the Merger, Christiana will sell
666.667 Membership Units (as defined in Section 1.16 hereof) of TLC to C2 pursuant to the terms and conditions hereinafter set forth (the "Logistic Sale").

              NOW, THEREFORE, in consideration of the mutual covenants of the parties herein and the mutual benefits derived from this Agreement ("Agreement"), the parties, intending to be legally bound, hereby agree as follows:

              1.     Definitions.

              1.1 Affiliate. Affiliate means, as to the person specified, any person controlling, controlled by or under common control with such person, with the concept of control in such context meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise.

              1.2 Assumed Liabilities. Assumed Liabilities means any and all Liabilities and Environmental Liabilities (except for the Retained Liabilities) to which Christiana, EVI or a Christiana Company may now or at any time in the future become subject (whether directly or indirectly, including by reason of Christiana or a Christiana Company owning, controlling or operating any business or assets of any Person (including any current or past Affiliate)), resulting from, arising out of or relating to (i) any Christiana Company (other than TLC), (ii) the business, operations or assets of Christiana or any Christiana Company on or prior to the Effective Date, (iii) any Christiana Taxes for periods ending on or before the Effective Date (except Christiana Taxes to be expressly retained by Christiana pursuant to the Merger Agreement), (iv) any obligation, matter, fact, circumstance or action or omission by any Person in any way
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       relating to or arising from the business, operations or assets of
       Christiana or a Christiana Company that existed on or prior to the Effective Date; (v) any product or service provided by Christiana or any Christiana Company prior to the Effective Date, (vi) the Merger, the Logistic Sale or any of the other transactions contemplated hereby,
       (vii) previously conducted operations of Christiana or any Christiana Company and (viii) C2's interest in TLC. The term "Assumed Liabilities" shall include, without limitation, the following Liabilities (other than Retained Liabilities):

              (a) Any and all Liabilities and Environmental Liabilities resulting from, arising out of or relating to (i) the assets, activities, operations, current or former facilities, actions or omissions of Christiana or any of its officers, directors, employees, independent contractors or agents occurring on or before the Effective Date, (ii) the assets, activities, operations, current or former facilities, actions or omissions of any Christiana Company or any of its officers, directors, employees, independent contractors or agents, (iii) any product liability claim, recall, replacement, returns or customer allowances of or relating to Christiana or any Christiana Company, or (iv) any contract or permit of Christiana or any Christiana Company;

              (b) Any and all accounts and notes payable of Christiana or any Christiana Company, excluding accounts payable which have been accounted for in the calculation of Christiana Net Cash set forth in the Merger Agreement;

              (c) Any and all Liabilities relating to Christiana or any Christiana Company employee benefit plans;

              (d) Any and all Liabilities and Environmental Liabilities on behalf of or which arise from or relate to active employees, or retired and inactive employees, of Christiana or any Christiana Company, including, without limitation, (i) liability for any salaries, wages, tax equalization payments, vacation pay, sick leave, personal leave, severance pay, wrongful dismissal or discrimination claims; (ii) liability for or under any employee benefit plan, policy or arrangement, including, without limitation, retirement, pension, medical, dental, profit sharing, unemployment, supplemental unemployment or disability plan policy or arrangement; (iii) liability for any payroll taxes, social security or similar taxes or withholding; (iv) liability arising from claims or litigation; and (v) liability arising from any injury, death, loss, disability, occupational disease or claims under any worker's compensation laws;





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              (e)    Any and all Liabilities and Environmental Liabilities
                     resulting from, arising out, relating to or occurring on the Properties, including those properties listed on
                     Schedule 1.2 hereof, the operations on any of the foregoing, and any off-site Environmental Liabilities related to any of the foregoing, including without limitation, those under any indemnification agreement or obligation of Christiana or any Christiana Company and any documents relating thereto;

              (f) Any and all Liabilities of TLC or any of its subsidiaries with respect to transactions or events occurring or existing on or prior to the Effective Date;

              (g) Any and all litigation and claims for Liabilities of Christiana or any Christiana Company existing as of the Effective Date;

              (h) Any and all Liabilities for Christiana Taxes, arising out of, or related to, Christiana for taxable periods on or before the Effective Date (except such Christiana Taxes expressly retained by Christiana pursuant to the Merger Agreement);

              (i) Any misrepresentation or incorrect representation or warranty of Christiana under the Merger Agreement without regard to any materiality or knowledge qualification; and

              (j) Any and all legal, accounting, consulting and expert fees and expenses incurred after the date hereof in investigating, preparing, defending, settling or discharging any claim or action arising under, out of or in connection with any of the Assumed Liabilities other than those associated with EVI's counsel's evaluation of the Merger and the Logistic sale.

              1.3 Business Day. Business Day means a day on which national banks are generally open for the transaction of business in Houston, Texas.

              1.4 CERCLA. CERCLA means the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601, et seq.

              1.5 Christiana. Christiana, for purposes of the assumption indemnification provisions of this Agreement includes Christiana Companies, Inc. and any and all predecessors thereto, whether by merger, purchase or acquisition of assets or otherwise, and any and all predecessors to any such entities.

              1.6    Circumstance. Circumstance has the meaning specified in
       Section 6.2 hereof.





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              1.7    Effective Date. Effective Date means the time and date the
       Merger is made effective.

              1.8 Environmental Conditions. Environmental Conditions means any pollution, contamination, degradation, damage or injury caused by, related to, arising form or in connection with the generation, handling, use, treatment, storage, transportation, disposal, discharge, release or emission of any Waste Materials.

              1.9 Environmental Law or Environmental Laws. Environmental Law or Environmental Laws means all laws, rules, regulations, statutes, ordinances, decrees or orders of any governmental entity now or at any time in the future in effect relating to (i) the control of any potential pollutant or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, and (iii) exposure to hazardous, toxic or other substances alleged to be harmful. The term "Environmental Law" or "Environmental Laws" includes, without limitation, (1) the terms and conditions of any license, permit, approval or other authorization by any governmental entity and (2) judicial, administrative or other regulatory decrees, judgments and orders of any governmental entity.
       The term "Environmental Law" or "Environmental Laws" includes, but is not limited to the following statutes and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. Section 7401 et seq., The Clean Water Act, 33 U.S.C. Section 1251 et seq., the Resource Conservation Recovery Act, 42 U.S.C. Section 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. Section 11011 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Water Pollution Control Act, 33 U.S.C. Section 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq., CERCLA and any state, county or local regulations similar thereto.

              1.10 Environmental Liabilities. Environmental Liabilities means any and all liabilities, responsibilities, claims, suits, losses, costs (including remediation, removal, response, abatement, clean-up, investigative or monitoring costs and any other related costs and expenses), other causes of action recognized now or at any later time, damages, settlements, expenses, charges, assessments, liens, penalties, fines, pre-judgment and post-judgment interest, attorney fees and other legal fees (i) pursuant to any agreement, order, notice, requirement, responsibility or directive (including directives embodied in Environmental Laws), injunction, judgment or similar documents (including settlements) arising out of or in connection with any Environmental Laws, or (ii) pursuant to any claim by a governmental entity or other person or entity for personal injury, property damage, damage to natural resources, remediation or similar costs or expenses incurred or asserted by such entity or person pursuant to common law or statute.

              1.11 EVI Indemnified Parties. EVI Indemnified Parties shall have the meaning set forth in Section 6.1(a) hereof.





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              1.12   Christiana Company.  Christiana Company means any
       corporation, partnership, limited liability company, association or other entity, of which Christiana or any Christiana Company now or at any time in the past owned, directly or indirectly, an ownership interest in (whether or not such ownership interest constituted control of the entity and whether or not such interest represented a passive or active investment), including those companies named on Schedule 1.12 hereto.

              1.13 Christiana Taxes. Christiana Taxes means any and all taxes (other than EVI Related Taxes as defined in the Merger Agreement) to which Christiana or any Christiana Company may be obligated relating to or arising from (i) the current or past operations or assets of Christiana or any Christiana Company through the Effective Date, (ii) the Logistic Sale, (iii) the Merger, (iv) any tax return filed by any current or past member of Christiana's consolidated group, (v) any Tax to which Christiana may be alleged to be liable by reason of being affiliated with any other Person for all periods prior to the Effective Date, (vi) property taxes with respect to the assets of Christiana or any Christiana Company for all periods prior to the Effective Date and
       (vii) any transfer taxes or value added taxes in connection with the transactions contemplated by the Logistic Sale and the Merger.

              1.14 Liability. Liability means any and all claims, demands, liabilities, responsibilities, disputes, causes of action and obligations of every nature whatsoever, liquidated or unliquidated, known or unknown, matured or unmatured, or fixed or contingent.

              1.15 Member. Member means each person who has been admitted to TLC as a member as provided in the Delaware Limited Liability Company Act (the "DLLCA") and the Operating Agreement.

              1.16 Membership Units. Membership Units means the basis by which a Member's ownership interest in TLC issued pursuant to the Operating Agreement is measured.

              1.17 Merger. Merger means the merger of Christiana Acquisition, Inc. with and into Christiana Companies, Inc. as contemplated by the Merger Agreement.

              1.18 Merger Agreement. Merger Agreement means the Agreement and Plan of Merger dated December 12, 1997, by and among EVI, Christiana Acquisition, Inc., Christiana Companies, Inc. and C2, Inc.

              1.19 Operating Agreement. Operating Agreement shall mean the form of Operating Agreement attached hereto as Exhibit A.





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              1.20   Person.  Person means an individual, corporation, limited
       liability company, partnership, governmental authority or any other entity.

              1.21 Properties. Properties means the properties currently or previously owned or operated by Christiana or any Christiana Company.

              1.22 Retained Liabilities. Retained Liabilities shall mean and be limited solely to (i) those accounts payable relating to Christiana that are reflected on the Effective Date balance sheet of Christiana,
       (ii) those accounts payable reflected on the Effective Date balance sheet of Christiana and agreed to by EVI prior to the Effective Date,
       (iii) the obligations of Christiana that arise after the Effective Date (other than obligations relating to matters existing or occurring on or prior to the Effective Date and indemnification, warranty and product liability, wrongful death or property claims associated with actions or omissions prior to the Effective Date or any business conducted prior to the Effective Date) and (iv) EVI Related Taxes (as defined in the Merger Agreement).

              1.23 Taxes. Taxes means all federal, state, local, foreign and other taxes, charges, fees, duties, levies, imposts, customs or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, profit share, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits or other taxes, fees, assessments, customs, duties, levies, imposts, or charges of any kind whatsoever with any interest, penalties, additions to tax, fines or other additional amounts imposed thereon or related thereto, and the term Tax means any one of the foregoing Taxes.

              1.24 Waste Materials. Waste Material means any (i) toxic or hazardous materials or substances; (ii) solid wastes, including asbestos, polychlorinated biphenyls, mercury, buried contaminants, chemicals, flammable or explosive materials; (iii) radioactive materials; (iv) petroleum wastes and spills or releases of petroleum products; and (v) any other chemical, pollutant, contaminant, substance or waste that is regulated by any governmental entity under any Environmental Law.

              2.     Purchase and Sale of Membership Units; Purchase Price.

              2.1.   Purchase and Sale of Membership Units.

       (a) Effective as of the closing, Christiana shall sell, transfer, assign, convey and deliver, and C2 shall purchase and accept, 666.667 Membership Units.

       (b) CHRISTIANA MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE MEMBERSHIP UNITS OR THE ASSETS (CURRENT, FIXED, PERSONAL, REAL, TANGIBLE OR





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       INTANGIBLE) OF TLC AND ITS SUBSIDIARIES, INCLUDING, BUT NOT LIMITED TO,
       CONDITION OR WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, CAPACITY, SUITABILITY, UTILITY, SALABILITY, AVAILABILITY, COLLECTIBILITY, OPERATIONS, CONDITIONS, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, IT BEING THE EXPRESS AGREEMENT OF C2, TLC AND CHRISTIANA THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, C2 WILL ACQUIRE THE MEMBERSHIP UNITS AND INTEREST IN THE ASSETS OF TLC THROUGH SUCH OWNERSHIP INTEREST IN THEIR PRESENT CONDITION AND STATE OF REPAIR, ON AN "AS IS AND WHERE IS, WITH ALL FAULTS" BASIS.

              2.2 Assumption. Effective as of the closing, as an inducement to Sub to merge with Christiana, C2 hereby unconditionally assumes and undertakes to pay, satisfy and discharge when due the Assumed Liabilities. Notwithstanding the foregoing, Christiana hereby retains and C2 will have no liability with respect to the Retained Liabilities. In addition, effective as of the Closing, as a further inducement to Sub to merge with Christiana, TLC hereby unconditionally assumes and undertakes to pay, satisfy and discharge when due the Assumed Liabilities to the extent such Assumed Liabilities relate to any of the historical businesses, operations or assets of TLC and its subsidiaries. The closing shall occur on or prior to the closing of the Merger.

              2.3. Purchase Price. The aggregate purchase price ("Purchase Price") for the 666.667 Membership Units shall be (i) $10,666,667, payable on the same date that funds are paid by EVI to the Exchange Agent (as defined in the Merger Agreement) pursuant to Section 1.8(c) of the Merger Agreement by C2 to Christiana in the form of a certified or cashier's check, or, at the option of Christiana, by wire transfer of immediately available funds to an account designated by Christiana and
       (ii) the assumption by C2 at the closing of the Assumed Liabilities.

              2.4 ABSOLUTE ASSUMPTION. IT IS THE INTENT OF THE PARTIES THAT THE LIABILITIES AND ENVIRONMENTAL LIABILITIES ASSUMED BY C2 AND TLC UNDER THIS AGREEMENT SHALL BE WITHOUT REGARD TO THE CAUSE THEREOF OR THE NEGLIGENCE OF ANY PERSON, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT, ACTIVE OR PASSIVE, AND WHETHER SUCH LIABILITY OR ENVIRONMENTAL LIABILITY IS BASED ON STRICT LIABILITY, ABSOLUTE LIABILITY OR ARISING AS AN OBLIGATION OF CONTRIBUTION. C2 AND TLC EACH HEREBY WAIVES AND RELEASES FOR ITSELF AND ON BEHALF OF AFFILIATES (OTHER THAN CHRISTIANA, EVI AND THEIR RESPECTIVE AFFILIATES) ANY CLAIMS, DEFENSES OR CLAIMS FOR CONTRIBUTION THAT IT HAS OR MAY HAVE AGAINST CHRISTIANA, EVI OR ANY OF THEIR RESPECTIVE AFFILIATES WITH RESPECT TO THE ASSUMED LIABILITIES.





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              3.     Representations of Christiana.

              3.1. Organization. Christiana is a corporation duly organized and validly existing under the laws of the state of Wisconsin. TLC is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware.

              3.2. Title. The 666.667 Membership Units being transferred pursuant to this Agreement without any representation or warranty of any kind, including any implied representations of the title.

              4.     Representations of C2 and TLC.

              4.1. Organization. TLC is a limited liability company duly organized and validly existing under the laws of the state of Delaware. C2 is a corporation duly organized and validly existing under the laws of the state of Wisconsin.

              4.2. Corporate Power. Each of C2 and TLC has full power, legal right and authority to enter into this Agreement, and to carry out the transactions contemplated hereby. The execution of this Agreement, and full performance hereunder, has been duly authorized by C2's Board of Directors and TLC's Members.

              4.3. Validity. This Agreement has been duly and validly executed and delivered by C2 and TLC and is the legal, valid and binding obligation of each of C2 and TLC, enforceable in accordance with its terms.

              5.     Operating Agreement; Put and Participation Rights.

              5.1 Operating Agreement. At the Closing, C2 and Christiana shall enter into the Operating Agreement.

              5.2    Put.   At any time after the fifth anniversary date of the
       Effective Date, Christiana shall have the option (but shall not be required) to sell to C2 or TLC, at Christiana's option, and C2 and TLC, as applicable, shall be required to purchase, all (but not less than all) of Christiana's Membership Units for a price equal to $7 million. To exercise this option, Christiana shall provide notice in writing to C2 or TLC, as applicable, of such election. The closing of any purchase pursuant to this Section 5.2 shall occur within 60 days of notice to C2 or TLC, as applicable. The price required to be paid by C2 or TLC, as applicable pursuant to this Section 5.2 shall be paid in cash. The rights contained in this Section 5.2 shall expire on the date one year after the fifth anniversary of the Effective Date.

              5.3    Participation Rights.        If there is a proposed
       merger, consolidation or share exchange involving C2 or TLC or if C2 shall propose to transfer or sell all its interest in TLC to an unrelated third party (a "Third Party") in one or more transactions, Christiana shall have the right to





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       participate (a "Tag Along Right") in such sale with respect to the
       Membership Units held by it for the same equivalent consideration per equivalent unit in TLC and otherwise on the same terms as such member sells or transfers their interests in C2. If circumstances occur which give rise to the Tag Along Right, then C2 shall give written notice ("Tag Along Notice") to Christiana providing a summary of the terms of the proposed sale to the Third Party and advising Christiana of its Tag Along Right. Christiana may exercise its Tag Along Right by delivery of written notice to C2 within fifteen (15) days of its receipt of the Tag Along Right. If Christiana gives written notice indicating that it wishes to sell, it shall be obligated to sell its Membership Units upon the substantially same terms and conditions as the members of C2 are selling to the Third Party conditioned upon and contemporaneous with completion of the transaction of purchase and sale with the Third Party.

              6.     Indemnification.

              6.1    Indemnification Matters.

              (a) Indemnification. Each of C2 and TLC, jointly and severally, hereby agree to indemnify, defend and hold Christiana, EVI and their respective officers, directors, employees, agents and assigns (collectively, the "EVI Indemnified Parties") harmless from and against any and all Liabilities or Environmental Liabilities (including, without limitation, reasonable fees and expenses of attorneys, accountants, consultants and experts) that the EVI Indemnified Parties incur, are subject to a claim for, or are subject to, that are based upon, arising out of, relating to or otherwise in respect of:

              (i) Any breach of any covenant or agreement of C2 or TLC contained in this Agreement or in any other agreement contemplated hereby;

              (ii) The acts or omissions of Christiana or any Christiana Company on or before the Effective Date;

              (iii) The acts or omissions of TLC, any Christiana Company or any of its Affiliates (other than Christiana or EVI) or the conduct of any business by them on or after the Effective Date (it being understood that this indemnification shall not apply to acts or omissions by Christiana or EVI after the Effective Date);

              (iv)   The Assumed Liabilities;

              (v) Any and all amounts for which Christiana or EVI may be liable on account of any claims, administrative charges, self-insured retentions, deductibles, retrospective premiums or fronting provisions in insurance policies, including as the result of any uninsured period, insolvent insurance carriers or exhausted policies, arising from claims by Christiana or any Christiana Company, or the employees of any of the foregoing, or claims by





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                     insurance carriers of Christiana or any Christiana Company for indemnity arising from or out of claims by or against Christiana or any Christiana Company for acts or omissions of Christiana or any Christiana Company, or related to any current or past business of Christiana or any Christiana Company or any product or service provided by Christiana or any Christiana Company in whole or part prior to the Effective Date;

              (vi) Any settlements or judgments in any litigation commenced by one or more insurance carriers against Christiana or EVI on account of claims by any Christiana Company or employees of any Christiana Company and, if filed prior to the Effective Date, by Christiana or any employee of Christiana;

              (vii) Any Taxes (other than EVI Related Taxes) as a result of the Logistic Sale and any Taxes as a result of the Merger subsequently being determined to be a taxable transaction for foreign, federal, state or local law purposes regardless of the theory or reason for the transactions being subject to Tax;

              (viii) The on-site or off-site handling, storage, treatment or disposal of any Waste Materials generated by Christiana or any Christiana Company on or prior to the Effective Date or any Christiana Company at any time;

              (ix) Any COBRA Liability with respect to any employees of Christiana or any Christiana Company prior to the Closing;

              (x) Any and all Environmental Conditions, known or unknown, existing on, at or underlying any of the Properties on or prior to the Effective Date;

              (xi) Any and all Liabilities incurred by Christiana or EVI pursuant to its obligations hereunder in seeking to obtain or obtaining any consent or approval to assign and transfer any interest in TLC;

              (xii) Any acts or omissions of Christiana or any Christiana Company relating to the ownership or operation of the business of Christiana or any Christiana Company or the Properties on or prior to the Effective Date;

              (xiii) Any Liability relating to any claim or demand by any stockholder of Christiana or EVI with respect to the Merger, the Logistic Sale or the transactions relating thereto; and

              (xiv) Any Liability relating to any Christiana or any Christiana Company employee benefit or welfare plans arising out of circumstances occurring on or prior to the Effective Date.





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              (b)    Allocation of Liability Payment Obligations.  To the
       extent a Liability exists or a claim for indemnification is made by an EVI Indemnified Party hereunder, such Liability shall be paid and such claim shall be defended and paid as follows:

              (i) If the Liability or claim relates primarily to the historic assets, liability operations of business TLC (excluding [describe non TLC historic subs] (the "TLC Historic Business"), TLC shall, as between C2 and TLC, be primarily responsible for the payment of such Liability and the defense and payment of such claim. If TLC does not defend or pay such claim, C2 shall be responsible for the defense and payment of such claim.

              (ii) If the Liability or claim relates primarily to a matter other than the TLC Historic Business, C2 shall, as between C2 and TLC and subject to the provisions of clause (iii) below, be primarily responsible for the payment of such Liability and the defense and payment of such claim. If C2 does not defend or pay such claim, TLC shall be responsible for the defense and payment of such claim.


              (iii) If the Liability or claim relates primarily to a matter other than the TLC Historic Business, the costs of defense and payment of the Liability shall be paid by EVI to the extent and only to the extent of the Christiana Retained Cash (as defined in the Merger Agreement); provided that once such Christiana Retained Cash is paid pursuant to the Merger Agreement, EVI shall have no obligation to pay such amounts. Any such payments shall be subject to EVI being provided with reasonable documentation regarding the payment obligations.

              (iv) If TLC pays any amounts relating to an Assumed Liability or an indemnification claim hereunder, Christiana shall be entitled to receive a cash payment equal to one-third of any such amount paid when and if (i) TLC or all or substantially all of its assets are sold, (ii) there is a sale of Membership Units by C2 or (iii) there is a direct or indirect transfer or sale of the membership units of TLC held by C2 or of the membership units of C2. The obligation to pay such amounts shall be payable by C2.

              (v) To secure the obligations of C2 hereunder, C2 shall pledge to Christiana all of C2's interest in TLC, including all rights to distributions in respect thereof, pursuant to a pledge agreement in such form and having such terms as Christiana may reasonably request.

              (vi) Notwithstanding the foregoing, nothing contained in this Agreement shall be construed to be an assumption of any obligation





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
                     or responsibility by EVI of any Assumed Liabilities and its obligations hereunder shall be personal to TLC and C2 to the extent and only to the extent EVI has agreed to fund the payment of indemnity claims by it with the Christiana Retained Cash as expressly provided herein. No third party shall be deemed to have any rights against EVI as result of this Agreement.

              (c) Absolute Indemnity. NONE OF THE EVI INDEMNIFIED PARTIES WILL BE OBLIGATED TO INSTITUTE ANY LEGAL PROCEEDINGS IN CONNECTION WITH THE COLLECTION OR PURSUIT OF ANY INSURANCE IN ORDER TO EXERCISE AN INDEMNIFICATION REMEDY UNDER THIS SECTION
              VI. UNLESS OTHERWISE SPECIFICALLY EXPRESSED, THIS INDEMNITY OBLIGATION SHALL APPLY WITHOUT REGARD TO WHETHER THE LIABILITY OR ENVIRONMENTAL LIABILITY WAS CAUSED BY THE ORDINARY OR GROSS NEGLIGENCE OF ANY OF THE EVI INDEMNIFIED PARTIES (WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT OR ACTIVE OR PASSIVE), OR WHETHER THE LIABILITY OR ENVIRONMENTAL LIABILITY IS BASED ON STRICT LIABILITY, ABSOLUTE LIABILITY OR ARISES AS AN OBLIGATION OF CONTRIBUTION OR INDEMNITY. EACH OF C2 AND TLC ACKNOWLEDGES THAT IT IS AWARE OF VARIOUS THEORIES KNOWN AS THE "EXPRESS NEGLIGENCE" DOCTRINE AND OTHER SIMILAR DOCTRINES AND THEORIES THAT MAY LIMIT INDEMNIFICATION AND AGREES AND STIPULATES THAT THE PROVISIONS OF THIS AGREEMENT REFLECT THE EXPRESS INTENT OF THE PARTIES THAT THE INDEMNIFICATION TO BE PROVIDED BY TLC AND C2 APPLY NOTWITHSTANDING THE FACT THAT THE LIABILITY OR ENVIRONMENTAL LIABILITY (I) MAY NOT CURRENTLY BE KNOWN BY IT OR MANIFEST ITSELF IN ANY REGARD, (II) MAY ARISE UNDER A STATUTE OR THEORY THAT MAY NOT CURRENTLY EXIST OR BE KNOWN TO TLC, (III) MAY ARISE AS A RESULT OF A NEGLIGENT ACT OR OMISSION BY ANY OF THE EVI INDEMNIFIED PARTIES (WHETHER SUCH CONDUCT BE SOLE, JOINT OR CONCURRENT OR ACTIVE OR PASSIVE) OR (IV) MAY CONSTITUTE A VIOLATION OF ANY APPLICABLE CIVIL OR CRIMINAL LAW OR REGULATION.

              6.2 Notice of Circumstance. After receipt by an EVI Indemnified Party of notice, or an EVI Indemnified Party's actual discovery, of any action, proceeding, claim, demand or potential claim which could give rise to a right to indemnification pursuant to any provision of this Agreement (any of which is individually referred to a as a "Circumstance"), the EVI Indemnified Party shall give TLC and C2 (collectively the "TLC Parties") written notice describing the Circumstances in reasonable detail; provided, however, that no delay by an EVI Indemnified Party in notifying the TLC Parties shall relieve the TLC Parties from any Liability or Environmental Liability hereunder unless (and then solely to the extent) the TLC Parties' position is actually adversely prejudiced. In the event the TLC Parties notifies the EVI Indemnified Party within 15 days after such notice that the TLC Parties is assuming the defense thereof,
       (i) the TLC Parties will defend the EVI Indemnified Parties against the Circumstances with counsel of its choice, provided such counsel is reasonably satisfactory to EVI, (ii) the EVI Indemnified Parties may retain separate co-counsel at its or their sole cost or expense (except that the TLC Parties will be responsible for the fees and expenses for the separate co-counsel to the extent EVI concludes reasonably that the counsel the TLC Parties has selected has a conflict of interest), (iii) the EVI Indemnified Parties will not consent to the entry of any judgment or enter into any settlement with respect to the Circumstances without the written consent of the TLC Parties, and (iv) the TLC Parties will not consent to the entry of any judgment with respect to the Circumstances, or enter into any settlement which (x) requires any payments by or continuing obligations of an EVI Indemnified Party, (y) requires an EVI Indemnified Party to admit any facts or liability that could reasonably be expected to adversely affect an EVI Indemnified Party in any other matter or (z) does not include a provision whereby the plaintiff or claimant in the matter released the EVI Indemnified Parties from all Liability with respect thereto, without the written consent of EVI. In the event the TLC Parties does not notify EVI within 15 days after EVI has given notice of the Circumstance that the TLC Parties is assuming the defense thereof, the EVI Indemnified Parties may defend against, or enter into any settlement with respect to, the Circumstance in any manner the EVI Indemnified Parties reasonably may deem appropriate, at the TLC Parties' sole cost. The foregoing provisions shall be subject to the provisions of Section 6.1(b).

              6.3 Insurance. the TLC Parties shall not be obligated to indemnify the EVI Indemnified Parties for amounts which shall have been covered and paid by insurance of the EVI Indemnified Parties, provided, however, insurance shall not include deductibles or self-insured retentions.

              6.4    Scope of Indemnification.  INDEMNIFICATION UNDER THIS
       SECTION VI SHALL BE IN ADDITION TO ANY REMEDIES CHRISTIANA, EVI OR ANY EVI INDEMNIFIED PARTY MAY HAVE AT LAW OR EQUITY. THERE SHALL BE NO TIME LIMIT AS TO C2'S OF TLC'S INDEMNIFICATION OBLIGATIONS HEREUNDER.

              6.5 Indemnity for Certain Environmental Liabilities. It is the intention of the parties that the indemnity provided herein with respect to Environmental Liabilities under CERCLA and corresponding provisions of state law is an agreement expressly not barred by 42 U.S.C. Section 9607(e)(i) and corresponding provisions of state law.

              6.6 C2 and TLC Covenants. To assure the performance of the obligations of C2 and TLC under this Agreement, C2 and TLC each hereby covenants and agrees that it will not, and will cause its subsidiaries to not, merge, convert into another entity, engage in a share or interest exchange for a majority of its units or shares, liquidate or transfer, assign or otherwise convey or allocate, directly or indirectly, in one or more transactions, whether or not related, a majority of C2's or TLC's assets (determined in good faith by a board or similar managing body's resolution prior to the transaction on a fair value and consolidated basis) to any Person unless the acquiring Person expressly assumes the obligations of C2 or TLC, as the case may be, hereunder, (ii) executes and delivers to Christiana and EVI an agreement agreeing to be bound by each and every provision of this Agreement as if it were C2 or TLC, as the case may be,and (iii) has a net worth on a pro forma basis after giving effect to the acquisition or business combination equal to or greater than that of C2 or TLC, as the case may be, on a consolidated basis.

              7.     Miscellaneous.

              7.1. Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. This Agreement may not be amended or supplemented at any time, except by an instrument in writing signed on behalf of each party hereto, provided that this Agreement may be amended only as may be permitted by the laws that govern EVI, TLC, Christiana and C2. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party hereto of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

              7.2 Arbitration. Any disputes, claims or controversies connected with, arising out of, or related to, this Agreement and the rights and obligations created herein, or the breach, validity, existence or termination hereof, shall be settled by Arbitration to be conducted in accordance with the Commercial Rules of Arbitration of the American Arbitration Association, except as such Commercial Rules may be changed by this Section 7.2. The disputes, claims or controversies shall be decided by three independent arbitrators (that is, arbitrators having no substantial economic or other material relationship with the parties), one to be appointed by TLC and C2 and one to be appointed by EVI within fourteen days following the submission of the claim to the parties hereto and the third to be appointed by the two so appointed within five days. Should either party refuse or neglect to join in the timely appointment of the arbitrators, the other party shall be entitled to select both arbitrators. Should the two arbitrators fail timely to appoint a third arbitrator, either party may apply to the Chief Judge of the United States District Court for the Southern District of Texas to make such appointment. The arbitrators shall have ninety days after the selection of the third arbitrator within which to allow discovery, hear evidence and issue their decision or award and shall in good faith attempt to comply with such time limits; provided, however, if two of the three arbitrators believe additional time is necessary to reach a decision, they may notify the parties and extend the time to reach a decision in thirty day increments, but in no event to exceed an additional ninety days. Discovery of evidence shall be conducted expeditiously by the Parties, bearing in mind the parties desire to limit discovery and to expedite the decision or award of the arbitrators at the most reasonable cost and expense of the parties. Judgment upon an award rendered pursuant to such Arbitration may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award, and an order of enforcement, as the case may be. The place of Arbitration shall be Houston, Texas. The decision of the arbitrators, or a majority thereof, made in writing, shall be final and binding upon the parties hereto as to the questions submitted, and each party shall abide by such decision. Notwithstanding the provisions of this Section 7.2, neither party shall be prohibited from seeking injunctive relief pending the completion of any arbitration. The costs and expenses of the arbitration proceeding, including the fees of the arbitrators and all costs and expenses, including legal fees and witness fees, incurred by the prevailing party, shall be borne by the losing party.

       Solely for purposes of injunctive relief, orders in aid of arbitration and entry of the arbitrator's award:

              (a) each of the parties hereto irrevocably consents to the non-exclusive jurisdiction of, and venue in, any state court located in Harris County, Texas or any federal court sitting in the Southern District of Texas in any suit, action or proceeding seeking injunctive relief, arising out of or relating to this Agreement or any of the other agreements contemplated hereby and any other court in which a matter that may result in a claim for indemnification hereunder by an EVI Indemnified Party may be brought with respect to any claim for indemnification by an EVI Indemnified Party;

              (b) each of the parties hereto waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding seeking injunctive relief, orders in aid of arbitration or entry of an arbitration arising out of or relating to this Agreement or any of the other agreements contemplated hereby brought in any state court located in Harris County, Texas or any federal court sitting in the Southern District of Texas or any other court in which a matter that may result in a claim for indemnification hereunder by an EVI Indemnified Party may be brought with respect to any claim for indemnification by an EVI Indemnified Party, and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum; and

              (c) each of the parties hereto irrevocably designates, appoints and empowers CT Corporation System, Inc. and any successor thereto as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any suit, action or proceeding arising out of or relating to this Agreement or any of the other agreements contemplated hereby.

              7.3. Assignment. This Agreement shall inure to the benefit of and will be binding upon the parties hereto and their respective legal representatives, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than TLC, C2, Christiana, EVI, and the EVI Indemnified Parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

              7.4. Notices. All notices, requests, demands, claims and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered in Person or by courier, (ii) sent by telecopy or facsimile transmission, answer back requested, or (iii) mailed, certified first class mail, postage prepaid, return receipt requested, to the parties hereto at the following addresses:

       if to EVI:

              EVI, Inc.
              5 Post Oak Park, Suite 1760
              Houston, Texas 77027
              Attn: Bernard J. Duroc-Danner
              Facsimile: (713) 297-8488

       with a copy to:

              Fulbright & Jaworski, L.L.P.
              1301 McKinney, Suite 5100
              Houston, Texas 77010-3095
              Attn: Curtis W. Huff
              Facsimile: (713) 651-5246


       if to TLC:

              Total Logistic Control, LLC
              700 N. Water Street
              Suite 1200
              Milwaukee, Wisconsin 53202
              Attn:  William T. Donovan
              Facsimile:  (414) 291-9061

       with a copy to:

              Foley & Lardner
              777 East Wisconsin Avenue
              Milwaukee, Wisconsin 53202
              Attn: Joseph B. Tyson, Jr.
              Facsimile:  (414) 297-4900
       if to Christiana:

              5 Post Oak Park, Suite 1760
              Houston, Texas  77027
              Attn: James G. Kiley
              Facsimile:  (713) 297-8488

       with a copy to:

              Fulbright & Jaworski, L.L.P.
              1301 McKinney, Suite 5100
              Houston, Texas 77010-3095
              Attn: Curtis W. Huff
              Facsimile: (713) 651-5246

       if to C2:

              700 N. Water Street
              Suite 1200
              Milwaukee, Wisconsin 53202
              Attn:  William T. Donovan
              Facsimile:  (414) 291-9061

       with a copy to:

              Foley & Lardner
              777 East Wisconsin Avenue
              Milwaukee, Wisconsin 53202
              Attn: Joseph B. Tyson, Jr.
              Facsimile: (414) 297-4900

       or to such other address as any party shall have furnished to the other by notice given in accordance with this Section 7.4. Such notices shall be effective, (i) if delivered in Person or by courier, upon actual receipt by the intended recipient, (ii) if sent by telecopy or facsimile transmission, when the answer back is received, or (iii) if mailed, upon the earlier of five days after deposit in the mail and the date of delivery as shown by the return receipt therefor.

              7.5. Governing Law. All questions arising out of this Agreement and the rights and obligations created herein, or its validity, existence, interpretation, performance or breach shall by governed by the laws of the State of Texas without regard to conflict of laws principles.

              7.6. Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable law.

              7.7. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

              7.8. Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

              7.9. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both oral and written, among the parties or any of them, with respect to the subject matter hereof.

              IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                                           EVI, INC.
                                           ("EVI")


                                           By:    /s/ Bernard J. Duroc-Danner
                                               ---------------------------------
                                           Title:          President
                                                 -------------------------------



                                           TOTAL LOGISTIC CONTROL, LLC
                                           ("TLC")


                                           By:    /s/ William T. Donovan
                                               ---------------------------------
                                           Title:          President
                                                  ------------------------------



                                           CHRISTIANA COMPANIES, INC.
                                           ("Christiana")


                                           By:     /s/ William T. Donovan
                                               ---------------------------------
                                           Title:         President
                                                 -------------------------------



                                           C2, INC.
                                           ("C2")


                                           By:      /s/ William T. Donovan
                                               ---------------------------------
                                           Title:          President
                                                  ------------------------------

     As permitted by Item 601(b)(2) of Regulation S-K, the Company has not filed any exhibits with this Exhibit No. 2.2. Listed below is a brief description of the omitted exhibit. The Company agrees to furnish supplementally a copy of the omitted exhibit to the Commission upon request.

Exhibit

A    Operating Agreement of Logistic